                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    ---------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                          NACT Telecommunications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    62872G109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               World Access, Inc.
                             945 E. Paces Ferry Road
                                   Suite 2240
                             Atlanta, Georgia 30326
                                 (404) 231-2025
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         December 31, 1997 (See Item 3)
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

              Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------                                                    ------------------------------------
CUSIP NO.             62872G109                                                         PAGE     2     OF     7     PAGES
-----------------------------------                                                    ------------------------------------


---------------------------------------------------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WORLD ACCESS, INC.      (IRS EMPLOYER IDENTIFICATION NUMBER:  65-0044209)
---------------------------------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (A) [ ]
                                                                                                                    (B) [ ]

---------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            WC AND OO
---------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]


---------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

---------------------------------------------------------------------------------------------------------------------------
                              7         SOLE VOTING POWER

                                        355,000
        NUMBER OF            ----------------------------------------------------------------------------------------------
          SHARES              8         SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       5,113,712
           EACH              ----------------------------------------------------------------------------------------------
         REPORTING            9         SOLE DISPOSITIVE POWER
          PERSON
           WITH                         355,000
                             ----------------------------------------------------------------------------------------------
                              10        SHARED DISPOSITIVE POWER

                                        5,113,712
---------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,468,712

---------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

---------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            67.3%
---------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            CO
---------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    62872G109                                 PAGE   3   OF   7   PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D (the "Statement") relates to the common stock, $.01 par value per share (the "Issuer Common Stock"), of NACT Telecommunications, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 191 West 5200 North, Provo, Utah 84604.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by World Access, Inc., a Delaware corporation (hereinafter referred to as the "Reporting Person"). The principal office and business address of the Reporting Person is 945 E. Paces Ferry Road, Suite 2240, Atlanta, Georgia 30326. The names, business addresses and present principal occupations of the directors and executive officers of the Reporting Person, all of whom are United States citizens, are:

                                            Position with
                                            Reporting Person;                                    Business
         Name                               Principal Occupation                                 Address
         ----                               --------------------                                 -------
         Steven A. Odom                     Chairman of the Board and                   945 E. Paces Ferry Road
                                            Chief Executive Officer of                  Suite 2240
                                            Reporting Person                            Atlanta, Georgia  30326

         Hensley E. West                    President, Chief Operating                  945 E. Paces Ferry Road
                                            Officer and Director of                     Suite 2240
                                            Reporting Person                            Atlanta, Georgia  30326

         Mark A. Gergel                     Executive Vice President and                945 E. Paces Ferry Road
                                            Chief Financial Officer of                  Suite 2240
                                            Reporting Person                            Atlanta, Georgia  30326

         Scott N. Madigan                   Executive Vice President of                 945 E. Paces Ferry Road
                                            Business Development of                     Suite 2240
                                            Reporting Person                            Atlanta, Georgia  30326

         Stephen J. Clearman                Director; General Partner of                945 E. Paces Ferry Road
                                            Four Venture Capital Partnerships           Suite 2240
                                            and Director of Expert Software, Inc.       Atlanta, Georgia  30326

         William P. O'Reilly                Director; Chairman of                       945 E. Paces Ferry Road
                                            the Board of Eltrax Systems, Inc.           Suite 2240
                                                                                        Atlanta, Georgia  30326

         John D. Phillips                   Director; Chief Executive Officer           945 E. Paces Ferry Road
                                            Of Cherry Communications Incorporated       Suite 2240
                                            D/B/A Resurgens Communications Group        Atlanta, Georgia 30326

         Steven E. Raville                  Director; President and                     945 E. Paces Ferry Road
                                            Controlling Shareholder of First            Suite 2240
                                            Southeastern Corp.                          Atlanta, Georgia  30326

CUSIP No.    62872G109                                 PAGE   4   OF   7   PAGES

         The Reporting Person's present principal business is the development, manufacture and marketing of wireline and wireless switching, transmission and access products.

         During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Reporting Person's executive officers and directors, (i) has been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 31, 1997, GST Telecommunications, Inc., a federally chartered Canadian corporation ("GST"), GST USA, Inc., a Delaware corporation ("GST USA"), and the Reporting Person entered into a Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which the Reporting Person has agreed to purchase from GST USA (hereinafter referred to as the "Acquisition") 5,113,712 shares of Issuer Common Stock held by GST USA (hereinafter referred to as the "Shares"), representing approximately 63% of the outstanding Issuer Common Stock. Pursuant to the Purchase Agreement, the Reporting Person will (i) pay to GST USA at the Closing (as defined in the Purchase Agreement) cash in the amount of $59,662,956 by wire transfer of immediately available funds to a United States bank account designated by GST USA, and (ii) deliver to GST USA at the Closing shares of the common stock, par value $.01 per share, of the Reporting Person (the "World Access Common Stock") with a Fair Market Value (as defined in the Purchase Agreement) equal to $29,827,004. The foregoing summary of the Acquisition is qualified in its entirety by reference to the terms of the Purchase Agreement and the exhibits thereto, which are attached hereto as Exhibit A.

         On December 31, 1997, the Reporting Person also entered into a Stock Agreement with GST USA, a copy of which is attached as Exhibit D to the Purchase Agreement (the "Stock Agreement"), pursuant to which GST USA agreed to vote all voting securities of the Issuer held by GST USA in favor of approval of the Purchase Agreement and the Acquisition and against any merger, consolidation, sale of assets, reorganization or recapitalization of the Issuer with any party other than the Reporting Person and its affiliates and against any liquidation or winding up of the Issuer.

         The Closing will take place as soon as possible after satisfaction of certain conditions thereto, which include, but are not limited to: (i) the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (ii) the truth and validity of certain representations and warranties of GST, GST USA and the Reporting Person as of the Closing Date (as defined in the Purchase Agreement); and (iii) the delivery of certain ancillary documents and agreements contemplated by the Purchase Agreement.

         The Reporting Person currently expects to fund the Acquisition out of its working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person will acquire the Shares in the Acquisition pursuant to the terms of the Purchase Agreement, and the Reporting Person will become the majority stockholder of the Issuer, for investment purposes.

CUSIP No.    62872G109                                 PAGE   5   OF   7   PAGES

         The following transactions could result in the acquisition by the Reporting Person of additional shares of Issuer Common Stock and a change in the present board of directors of the Issuer:

         (i) Following the Closing, the Reporting Person intends promptly to propose a merger transaction with the Issuer pursuant to which all of the outstanding shares of Issuer Common Stock not owned by the Reporting Person would be exchanged for shares of World Access Common Stock and the Issuer would be merged with a wholly-owned subsidiary of the Reporting Person (the "Proposed Merger Transaction").

         (ii) GST USA has agreed to use its best efforts to obtain the written resignation of such directors and officers of the Issuer as the Reporting Person may specify not less than 10 days prior to the Closing Date, such resignations to be effective as of the Closing Date. GST USA has also agreed to take all action necessary to cause the board of directors of the Issuer, at and immediately after the Closing, to consist of those directors specified by the Reporting Person.

         Except as described in this Item 4, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person listed in Item 2 hereof, has any plans or proposals which relate to or would result in any of the consequences set forth in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER.

         As described in Item 3 of this Schedule 13D, GST USA is required to vote the Shares pursuant to the terms of the Stock Agreement. Subject to the terms of the Stock Agreement, prior to the Closing, no person other than GST USA and the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock beneficially owned by the Reporting person.

         The Reporting Person also owns of record and beneficially an additional 355,000 shares of Issuer Common Stock, which were acquired by the Reporting Person between November 12, 1997 and December 9, 1997 through open market purchases. Except as provided in this Item 5 and the execution and delivery of the Purchase Agreement and the Stock Agreement, the Reporting Person has not effected a transaction in shares of Issuer Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as set forth in Item 3 and Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Stock Purchase Agreement among the Reporting Person, GST USA and GST Telecommunications, Inc. dated December 31, 1997, with exhibits thereto.

         Exhibit B - Press Release

CUSIP No.    62872G109                                 PAGE   6   OF   7   PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  January 9, 1998.

                                     WORLD ACCESS, INC.

                                     By:   \s\ Mark A. Gergel
                                        ----------------------------------------
                                        Mark A. Gergel, Executive Vice President
                                          and Chief Financial Officer

CUSIP No.    62872G109                                 PAGE   7   OF   7   PAGES


                                  EXHIBIT INDEX
                                                          SEQUENTIALLY NUMBERED
EXHIBIT NO.                                                      PAGE NO.
-----------                                                     --------

    A             Stock Purchase Agreement among World Access, Inc.,
                  GST Telecommunications, Inc. and GST USA, Inc.
                  dated December 31, 1997, with exhibits.

    B             Press Release